Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

On February 11, 2026, Einride AB issued the following press release:

Einride Joins the European Connected and Autonomous Vehicle Alliance (ECAVA)

STOCKHOLM, SWEDEN— February 11th, 2026 — Einride AB, a technology company accelerating the shift to cost-efficient electric and autonomous freight operations for some of the world’s largest shippers, today announced it has joined the European Connected and Autonomous Vehicle Alliance (ECAVA), a European Commission-facilitated initiative. ECAVA will advise EU institutions as the union transitions from policy design and pilot phases to implementing binding rules, market enforcement, and scaled deployment of advanced mobility, automation, and AI-enabled systems.

ECAVA unites key stakeholders across the European automotive and technology ecosystem. Einride’s involvement reflects its extensive operational experience across multiple EU jurisdictions, with permits for autonomous driving secured in four countries, providing a real-world freight perspective to advance autonomous and sustainable mobility. Einride is the only autonomous freight operator selected to participate in the exclusive forum to shape the future of European connected, cooperative and automated mobility.

“Europe is ready to compete, and Einride’s participation in ECAVA reflects the progress we’ve made across member states in autonomous, electric, and digital freight,” said Roozbeh Charli, CEO of Einride. “Freight is the backbone of Europe’s economy and advancing autonomous transport is essential to strengthening the region’s competitiveness, resilience, and supply chain efficiency. As Europe defines the future of connected and automated mobility, Einride’s role as ECAVA’s only autonomous freight operator brings essential operational insight to support Europe’s leadership in this transition.”

Einride uniquely contributes its direct experience from operating autonomous freight commercially deployed on roads under permits and approvals based upon its independently audited and government-approved living safety case. Combined with a vertically integrated model spanning vehicle hardware, autonomous software, fleet operations and end-to-end logistics that are independently audited and deployable across jurisdictions, Einride’s experience will help inform scalable governance frameworks for autonomous freight operations across borders.

With its proprietary autonomous and electric technology platform and Freight-Capacity-as-a-Service (FCaaS) model, Einride integrates AI-driven operational planning, electric transport capacity, purpose-built cab-less autonomous trucks, a proprietary vehicle-agnostic software system that integrates advanced sensors from leading partners and strategically deployed charging infrastructure to serve customers’ transport demand with fewer vehicles, lower energy use, and reduced overall transport cost.

Recently, Einride announced plans to pursue a public listing on the New York Stock Exchange through a proposed business combination with Legato Merger Corp. III (NYSEAMERICAN: LEGT), a special purpose acquisition company. The Company has established strong commercial traction, with more than 25 enterprise customers across seven countries, approximately $65 million in expected annual recurring revenue (ARR) from signed customer contracts, and over $800 million in potential long-term ARR through joint business plans with blue-chip customers.

Einride has received industry-first regulatory permits for autonomous vehicle operations across the U.S. and Europe, maintains a zero traffic incident safety record, and has developed proprietary AI-powered technology that enables cost-effective freight solutions through its comprehensive platform. With a focus on autonomy, electrification, and scalable fleet operations, the company is positioned to play a leading role in the transformation of the $4.6 trillion global road freight market.

About Einride

Founded in 2016, Einride is a technology company that develops and operates digital, electric and autonomous freight solutions to accelerate the transition to future proofed transportation in a cost-efficient way. Its technology platform includes AI powered planning and optimization, autonomous technologies, one of the world’s largest electric heavy-duty fleets and charging infrastructure. Einride is serving customers across North America, Europe and the Middle East.

About Legato Merger Corp. III:

Legato is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws including, but not limited to, statements regarding the proposed Transaction with Legato and Einride’s expected and potential ARR, as applicable. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions available to the Company and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Transaction; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the Transaction and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the Transaction due to the failure to obtain approval of the shareholders of Legato, to obtain financing to complete the Transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company’s business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the Transaction; (6) the risk that the Transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the Transaction; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Transaction; (9) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride’s solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride’s solutions; (14) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; and (15) the ability of Einride or the combined company to issue equity or equity- linked securities in connection with the proposed business combination or in the future.

Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Legato gives any assurance that either the Company or Legato will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the Transaction, the Company intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement of Legato and a prospectus of the Company. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Legato shareholders as of a record date to be established for voting on the proposed Transaction. Legato also will file other documents regarding the proposed Transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. Before making any voting or investment decision, investors and shareholders of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transaction as they become available because they will contain important information about the proposed Transaction. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Legato may be obtained by written request to Legato at Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in the Solicitation

Legato and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Legato’s shareholders in connection with the proposed Transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the proposed Transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Investor & Media Contacts

Einride

Christina Zander

Head of Communications Einride

press@einride.tech

Einride@icrinc.com

Legato Merger Corp. III

Eric Rosenfeld

Chief SPAC Officer

Legato Merger Corp. III

ir@legatomerger.com

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